Proper Good, Inc.

Financial Statement

December 17, 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

PROPER GOOD, INC.

Table of Contents

	Page
Report of Independent Accountants	1
Financial Statement:	
Balance Sheet	2
Notes to Financial Statement	3



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Proper Good, Inc.
Bozeman, Montana

We have reviewed the accompanying financial statement of Proper Good, Inc. (the "Company"), which comprise the balance sheet as of December 17, 2019, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with accounting principles generally accepted in the United States.

Keiter

December 18, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

PROPER GOOD, INC.

Balance Sheet
December 17, 2019

<u>Assets</u>

Cash	$	50

<u>Liabilities and Stockholders' Equity</u>

Liabilities	$	-

Stockholders' equity:
    Common stock at $0.00001 par value, 10,000,000 shares authorized;

5,000,000 shares issued an outstanding		50
Total liabilities and stockholders' equity	$	50

See report of independent accountants and accompanying notes to financial statement.

PROPER GOOD, INC.

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: Proper Good, Inc. (the "Company") was founded on December 11, 2019 in Delaware with the intent of operating as a retailer of ready-to-eat meals made with clean and functional ingredients, in flexible and transparent packaging, which are ready to eat in 90-seconds.

Management's Plans: The Company's strategic plan for 2019 and beyond is to focus on taking their products to market while gaining market share through sales, marketing, and brand awareness. In addition, the Company will continue to invest in new product development, product lines, customer support, partnerships, and infrastructure. The Company believes that access to operating capital raised in the planned equity crowdfunding offering, stockholder contributions, and other accredited investors through via convertible notes and other funding channels will enable the Company to execute its growth plan and continue growth and expansion quickly and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Subsequent Events: Management has evaluated subsequent events through December 18, 2019, the date the financial statement was available to be issued, and has determined that no disclosures are necessary.

2. **Stockholders' Equity:**

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 10,000,000 shares of common stock at $0.00001 par value per share. Each holder of common stock receives one vote. At December 17, 2019, there were 5,000,000 shares of common stock issued and outstanding.